UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rule 13d-1
Under the Securities Exchange Act of 1934

Entera Bio Ltd.
(Name of Issuer)

Ordinary Shares Nominal value of NIS 0.0000769 per share
(Title of Class of Securities)

M40527109
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M40527109

1	NAMES OF REPORTING PERSONS
The estate of the late Menahem Ehud Raphael

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,390,997 Shares

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,390,997 Shares

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,390,997 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.512%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP Number M40527109

Item 1.

(a)          Name of Issuer: Entera Bio Ltd ("Company")

(b)          Address of Issuer’s Principal Executive Offices: Kiryat Hadassa Minrav Building – Fifth Floor, Jerusalem 9112002, Israel

Item 2.

(a)	Name of Person Filing: The estate of the late Menahem Ehud Raphael

(b)	Address of Principal Business Office or, if None, Residence: 12 Haseora, Tel Aviv-Jaffa 6814018, Israel

(c)	Citizenship: Israel

(d)	Title and Class of Securities: Ordinary Shares Nominal value of NIS 0.0000769 per share ("Ordinary Shares")

(e)	CUSIP No.:	M40527109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.          Ownership

(a)
Amount Beneficially Owned:  As of the close of business on December 31, 2020 the Reporting Person owned 1,390,997 Shares representing 6.512% of the Company's outstanding Ordinary Shares, consists of: (i) 975,258 Shares, and (ii) 415,739 Ordinary Shares underlying options to acquire Ordinary Shares, exercisable within 60 days as of December 31, 2020. The percentage of the Company's outstanding Ordinary Shares owned by the Reporting Person is based on 21,360,281 Ordinary Shares outstanding as of December 31, 2020, assuming the exercise of options, exercisable within 60 days of December 31,2020, by the Reporting Person.

 (b)          Percent of Class:  see Item 4(a) hereof.

 (c)          Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,390,997

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,390,997

(iv)	Shared power to dispose or to direct the disposition of:

Item 5.          Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2021

By: /s/ The estate of the late Menahem Ehud Raphael

Name/Title